SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex F of CVM Resolution No. 80, dated March 29, 2022, informs its shareholders and the market in general of the following related party transaction:

Related Party Names	Centrais Elétricas Brasileiras S/A (“Eletrobras”) and Fundação Eletrobras de Seguridade Social (“Eletros”).
Issuer Relationships	The Fundação Eletros is a closed supplementary pension entity (EFPC), of which Eletrobras participates as “sponsor”, considering the complementary welfare plans offered to its employees and under the management of the said entity.
Date of the transaction	05/11/2023
Object of the Agreement

Equalizing the technical deficits of BD Eletrobras and CD Eletrobras plans – share of deferred proportional benefit (BSDs), calculated on 12/31/2021, comprising exclusively the portion related to Eletrobras as as the sponsor of these supplementary pension plans. Additionally, the monetary replacement and updating of the guarantees given by Eletrobras will be performed to equate the deficits related to the financial years 2013 and 2015 of the BD Eletrobras Plan (only the portion that is the sponsor's responsibility).

We have explained that these operations will not have an impact on Eletrobras' liability, since the actuarial deficits of the aforementioned plans are already recognized in the Company’s Accounting statements.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Terms and Conditions

The total value of the equating of the BD Eletrobras Plan deficit, established on 12/31/2021, is R$ 162,469,185.98, responding to participants and assisted by the amount of R$ 139,496,043.08 and Eletrobras by R$ 19,400,819.18. The Electrical Energy Research Center (CEPEL) will answer for R$ 3,503,404.29 and the Eletros Foundation itself for R$ 68,919.43, since they also appear as sponsors of the plan.

In the case of R$ 19,400,819.18 (nineteen million, four hundred thousand, eight hundred and nineteen reais and eighteen cents), which are under the responsibility of the sponsor Eletrobras, contributions to the balance of the deficit will occur in 169 monthly and consecutive installments, plus the variation of the National Consumer Índice Index (INPC), Published by the Brazilian Institute of Geography and Statistics (IBGE) and the real interest rate of 4.80% per year.

As for the CD Eletrobras Plan – BPDS plot, the total value of the equation is R$ 67,781,921.51, answering the participants and assisted by the amount of R$ 33,890,960.75 and Eletrobras by R$ 26,149,987.76. CEPEL will respond for R$ 7,296,585.57 and the Eletros Foundation itself for R$ 444,387.43, since they also appear as sponsors of the plan.

Regarding the R$ 26,149,987.76 (twenty-six million, one hundred and forty-nine thousand, nine hundred and eighty-seven reais and seventy-six cents) that are under Eletrobras responsibility, the contributions to the equalization of this deficit will occur in 161 consecutive monthly installments, Added to the variation of the National Consumer Índice Index (INPC), published by the Brazilian Institute of Geography and Statistics (IBGE) and the real interest rate of 4.80% per year.

Finally, it is also important to report that the replacement and monetary update of the guarantees given by Eletrobras will be carried out to equate the deficits related to the years 2013 and 2015 of the BD Eletrobras Plan (only the portion that is the sponsor). The new values are R$ 95,946,159.33 (ninety-five million, nine hundred and forty-six thousand, one hundred and fifty-nine reais and thirty-three cents) for the equating of the 2013 deficit and R$ 43,525,831.92 (forty-three million, five hundred and twenty-five thousand, eight hundred and thirty-one reais and ninety-two cents) for the equalization of the 2015 deficit.

Detailed reasons why the Company's Management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

It should be clarified initially that the transactions in question do not involve payments of compensatory values or remuneration to the related party. These are debt formation operations, the objects of which prevent the transfer of Eletrobras values to the BD Eletrobras and CD Eletrobras plans – parcel BPDS,  which are managed by the Eletros Foundation, with the specific objective of maintaining the economic and financial balance of such plans, in view of the loss-making results achieved at the end of the 2021 financial year, which requires, according to the applicable legislation, the adoption of equestrian measures, starting in force until april 2023.

Regarding the operation's commutativity, it is emphasized that this was attested by the technical team of Eletrobras, considering that the terms of commitments follow the current legislation for the BD Eletrobras plans and the CD Eletrobras Plan – parcel BPDS.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Eventual participation of the counterparty, its partners or administrators in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests.	Eletrobras participates in the management of the Fundação Eletros through its representatives in the Deliberative Council and the Executive Board of the entity. In the case of the Deliberative Council, it consists of 6 members, 3 representatives of the sponsors and 3 of the participants and assisted, these elected among their peers. Since the Eletros Foundation is a multi-sponsored entity, participating, in addition to Eletrobras, the National System Operator (ONS), CEPEL, the Energy Research Company (EPE), Eletros-Health and the Fundação Eletros itself, the major sponsors have 1 vacancy in the Deliberative Council, considering the total assets and the number of participants linked to each of them. The Chair of the Deliberative Council is held by the representative of Eletrobras, who has, in addition to his vote, the quality one. The deliberations of the Council shall be taken by a qualified majority, taking into account the members present. As for the Executive Board, it is composed of three members, two representatives of the sponsors and one representative elected by the participants and assisted. Currently, the representatives of Eletrobras occupy the positions of President and Director of Social Welfare benefits. The representative of the participants and assisted persons shall be responsible for the role of Chief Financial Officer. The deliberations of the Executive Board of the Fundação Eletros are taken by simple majority, with the President voting in quality.

Rio de Janeiro, May 26, 2023

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.